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                         [LOGO OF FIRST MARBLEHEAD(TM)]
                   Creating Solutions for education finance.


Company Contact:                 Fleishman-Hillard Inc.
Donald R. Peck, CFO              Investor Relations: Jeremy Skule, 212-453-2245
617-638-2000                     Media Relations: Eli Neusner, 617-267-8223



                                                           FOR IMMEDIATE RELEASE

               FIRST MARBLEHEAD ANNOUNCES EXPECTED REVENUES ON ITS
                LARGEST PRIVATE STUDENT LOAN SECURITIZATION EVER


BOSTON, MA, September 26, 2006 - The First Marblehead Corporation (NYSE: FMD) today announced its estimated additional structural advisory fees and residual revenue in connection with a previously announced securitization involving The National Collegiate Student Loan Trust 2006-3 (the Trust). The Trust expects to raise approximately $1.84 billion from the sale of asset-backed securities, and expects to acquire private student loans with a principal and accrued interest balance of approximately $1.39 billion, in a transaction that is expected to close later this week.

At the closing of the transaction, First Marblehead expects to receive up-front structural advisory fees of approximately $173.3 million, or 12.5% of the private student loan balance securitized. In addition, over the term of the Trust, First Marblehead expects to receive additional structural advisory fees from the Trust with an estimated discounted present value of approximately $17 million, or 1.2% of the loan balance securitized, as well as residual revenue with an estimated discounted present value of approximately $53 million, or 3.8% of the loan balance securitized.

First Marblehead used discounted cash flow modeling techniques involving several key assumptions, including discount rates and estimates of future prepayments, credit losses and recoveries, to approximate the present fair value of the expected additional structural advisory fees and residual revenue. These revenue estimates are also subject to change based on a number of factors, including the variance, if any, between the estimated and actual amount of private student loans purchased by the Trust at the time of closing.

Jack L. Kopnisky, First Marblehead's President and Chief Executive Officer, stated, "We are very pleased with the results of this securitization, which is our largest securitization of private student loans to date. Current market conditions presented our Capital Markets Group the opportunity to structure this securitization with a class of investment grade notes expected to be rated Baa2 by Moody's Investors Service, Inc., BBB by Standard & Poor's Ratings Services and BBB by Fitch, Inc., thereby generating higher cash yields for First Marblehead."

About First Marblehead

First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members.

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THE NATIONAL COLLEGIATE FUNDING LLC HAS FILED A REGISTRATION STATEMENT
(INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE NATIONAL COLLEGIATE FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE NATIONAL COLLEGIATE FUNDING LLC, THE TRUST AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE NATIONAL COLLEGIATE FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-503-4611.


Statements in this press release regarding the proposed securitization of private student loans, including statements related to First Marblehead's expected up-front structural advisory fees, additional structural advisory fees and residual revenue from the transaction, and any other statements that are not purely historical, constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our plans, estimates and expectations as of September 26, 2006. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory and competitive and other factors, that may cause First Marblehead's performance or achievements, including the actual revenues from the securitization transaction or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: any variance between the actual performance of The National Collegiate Student Loan Trust 2006-3 (the "Trust") and the key assumptions we have used to estimate the present value of additional structural advisory fees and residual revenue, including discount rates, the annual rate of student loan prepayments, interest rate trends over the term of the Trust, expected credit losses from the underlying securitized loan portfolio, net of recoveries, and the expected timing of cash flows from the Trust's underlying student loan assets; any variance between the estimated and actual amount of private student loans purchased by the Trust at the time of closing; the satisfaction of closing conditions related to the purchase of private student loans and issuance of student loan asset-backed securities by the Trust; and the other factors set forth under the captions "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Application of Critical Accounting Policies and Estimates" and "Item 1A. Risk Factors" in First Marblehead's annual report on Form 10-K filed with the Securities and Exchange Commission on September 12, 2006. We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.


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